VIA EDGAR

February 5, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Julia Griffith, Staff Attorney
Re:	Professional Holding Corp. Registration Statement on Form S-1 File No. 333-235822 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Professional Holding Corp. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-235822) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on Thursday, February 6, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 1,910 copies of the preliminary prospectus dated January 30, 2020, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

By: STEPHENS INC.

By:	STEPHENS INC.

By:	/s/ Scott Studwell
Name:	Scott Studwell
Title:	Managing Director

By: KEEFE, BRUYETTE & WOODS

By:	/s/ Joseph Berry
Name:	Joseph Berry
Title:	Managing Director, Co-Head Depository Investment Banking

[Signature Page to Acceleration Request]